                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-COMMENCEMENT SCHEDULE TO
                                  (RULE 14d100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           OPTA FOOD INGREDIENTS, INC.
                            (NAME OF SUBJECT COMPANY)

                        STAKE ACQUISITION CORP.(OFFEROR)
                  STAKE TECHNOLOGY LTD. (AFFILIATE OF OFFERER)
                            (Names of Filing Persons)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    68381N105
                     (Cusip Number of Class of Securities))

                                JEREMY N. KENDALL
                              STAKE TECHNOLOGY LTD.
                                 2838 Highway 7
                             Norval, Ontario L0P 1K0
                              Phone: (905) 455-1990
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                   A COPY TO:
                       DUNNINGTON, BARTHOLOW & MILLER LLP
                                666 THIRD AVENUE
                               NEW YORK, NY 10017

                            CALCULATION OF FILING FEE

           TRANSACTION VALUATION $ [ TBD] AMOUNT OF FILING FEE $ [TBD]

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                               Page 1 of 4 Pages

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ITEM 12. EXHIBITS


EXHIBIT

----------------

(a)  Press Release of Stake Technology Ltd., dated October 28, 2002